Avino Silver & Gold Mines Ltd.
Suite 400-455 Granville Street, Vancouver, B.C., Canada, V6C 1T1
www.avino.com
ir@avino.com

September 26, 2005                                                                                  TSX-V Trading symbol: ASM
                                                                                                  U.S. symbol: ASGMF
                                                                                        Berlin & Frankfurt WKN 862191

NEWS RELEASE

Avino Silver & Gold Mines Ltd. has granted incentive stock options for the purchase of up to 70,000 shares at a price of $1.35 per share exercisable on or before September 26, 2010 to directors and employees of the Company.

The options are subject to a stock option plan.

ON BEHALF OF THE BOARD OF DIRECTORS
OF AVINO SILVER & GOLD MINES LTD.

“David Wolfin”
David Wolfin, President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.